Exhibit 99.1

CI Financial’s Total Assets Grow 27% in 2020 to Record $231.5 Billion

TORONTO--(BUSINESS WIRE)--January 12, 2021--CI Financial Corp. (“CI”) (TSX: CIX, NYSE: CIXX) today reported preliminary assets under management as at December 31, 2020 of $134.9 billion and wealth management assets of $96.6 billion, for total assets of $231.5 billion.

CI’s wealth management assets and total assets grew by 91.3% and 27.1% year over year, respectively, reaching record highs.

“In December, we completed the acquisition of four U.S. wealth management firms, adding approximately $12.3 billion in assets and a presence in four large and vital markets,” said Kurt MacAlpine, CI Chief Executive Officer.

“With these transactions, our U.S. wealth management assets reached $29 billion and we continue to seek high-quality acquisition candidates to continue to build scale in this business. In the space of a year, we have made significant progress in executing our strategy of globalizing the firm and expanding CI’s wealth management platform.

“Also in December, we completed a successful US$700 million bond issue and announced the early redemption of all of the outstanding C$200 million principal amount of 2.775% debentures due November 25, 2021,” said Mr. MacAlpine. “I believe the strong demand for this latest offering represents a vote of confidence in CI, our strategy and the outlook for the company.”

CI’s assets under management increased by $2.0 billion or 1.5% in the month of December and by $3.2 billion or 2.4% year over year. Core average assets under management for the fourth quarter were $126.2 billion, an increase of 1.3% over the third quarter of 2020. Core assets under management are those managed by CI’s Canadian and Australian subsidiaries.

U.S. wealth management assets, at $29.2 billion, increased by $12.6 billion or 75.9% in the month of December, mostly due to the previously announced December 31, 2020 acquisition of four registered investment advisor firms: RGT Wealth Advisors, LLC of Dallas, The Roosevelt Investment Group, Inc. (now The Roosevelt Investment Group, LLC) of New York City, Doyle Wealth Management, Inc. (now Doyle Wealth Management, LLC) of St. Petersburg, Florida, and Stavis & Cohen Financial LLC (now Stavis & Cohen Private Wealth, LLC) of Houston. CI’s U.S. wealth management business also includes its interests in Balasa Dinverno Foltz LLC, Bowling Portfolio Management LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, One Capital Management, LLC, and Surevest LLC. Year-over-year comparisons are not available given that CI acquired its U.S. wealth management businesses in 2020.

Canadian wealth management assets grew to $67.4 billion, up $1.7 billion or 2.6% in December and up $16.9 billion or 33.5% for 2020. Canadian wealth management assets include the assets of Assante Wealth Management (Canada) Limited, Aligned Capital Partners Inc., CI Private Counsel LP, CI Direct Investing (WealthBar Financial Services Inc.) and Virtual Brokers.

As a result, CI’s total wealth management assets increased by $14.3 billion or 17.4% in the month of December and $46.1 billion or 91.3% for the 12-month period.

CI also reported preliminary sales results for the fourth quarter. CI’s Canadian retail business, excluding products closed to new investors, had $1.3 billion in net redemptions, an improvement of $0.2 billion over the third quarter and an increase in redemptions of $0.8 billion compared to the fourth quarter of 2019. CI’s Canadian institutional business posted net redemptions of $0.9 billion, an improvement of $0.2 billion over the third quarter and an improvement of $0.5 billion from the same quarter a year ago.

CI’s U.S. asset management business, which consists of certain assets managed by its U.S. RIAs, had net sales of $0.3 billion, while GSFM Pty Ltd.’s net flows were flat. CI’s closed business, comprised primarily of segregated fund contracts that are no longer available for sale, had $0.2 billion in net redemptions for the quarter.

Further information about CI’s assets and financial position can be found below in the tables of statistics and on its website, www.cifinancial.com. These are the only statistics authorized by CI, and CI takes no responsibility for reporting by any external sources.

CI FINANCIAL CORP. December 31, 2020 PRELIMINARY MONTH-END STATISTICS
ENDING ASSETS	Dec. 31/20 (billions)	Nov. 30/20 (billions)	% Change	Dec. 31/19 (billions)	% Change
Core (Canadian and Australian) assets under management[1]	$129.4	$127.5	1.5%	$131.7	-1.7%
U.S. assets under management	$5.5	$5.4	1.9%	$-	n/a
Total assets under management	$134.9	$132.9	1.5%	$131.7	2.4%
Canadian wealth management	$67.4	$65.7	2.6%	$50.5	33.5%
U.S. wealth management	$29.2	$16.6	75.9%	$-	n/a
Total wealth management	$96.6	$82.3	17.4%	$50.5	91.3%
TOTAL	$231.5	$215.2	7.6%	$182.2	27.1%
MONTHLY CORE AVERAGE ASSETS UNDER MANAGEMENT	Dec. 31/20 (billions)	Nov. 30/20 (billions)	% Change
Monthly average	$128.5	$126.3	1.7%
FISCAL QUARTER CORE AVERAGE ASSETS UNDER MANAGEMENT	Dec. 31/20 (billions)	Sept. 30/20 (billions)	% Change
Fiscal quarter average	$126.2	$124.6	1.3%
FISCAL YEAR CORE AVERAGE ASSETS UNDER MANAGEMENT	Fiscal 2020 (billions)	Fiscal 2019 (billions)	% Change
Fiscal year average	$124.1	$129.8	-4.4%
EQUITY (millions)
Total outstanding shares (TSX)	210.9	QTD weighted avg. shares	209.3
FINANCIAL POSITION (millions)
Gross debt	$2,466	Cash	$470

1 Includes $32.6 billion of assets managed by CI and held by clients of advisors with Assante, CIPC and Aligned Capital as at December 31, 2020 ($31.6 billion at November 30, 2020 and $29.0 billion at December 31, 2019).

All financial amounts in Canadian dollars unless stated otherwise.

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through Assante Wealth Management (Canada) Ltd., CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Balasa Dinverno Foltz LLC, Bowling Portfolio Management LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Stavis & Cohen Private Wealth, LLC and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “goal,” “plan” and “project” and similar references to future periods, or conditional verbs such as “will,” “may,” “should,” “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward- looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Canada
Murray Oxby
Vice-President, Communications
416-681-3254
moxby@ci.com

United States
Trevor Davis, Gregory FCA for CI Financial
610-415-1145
cifinancial@gregoryfca.com